April 25, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Magnegas Corporation
Amendment No. 1 to Registration Statement on Form S-3 Filed April 10, 2013
File No. 333-186027

Dear Ms. Ravitz:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated April 24, 2013, to Luisa Ingargiola, the Chief Financial Officer of the Company, in regard to the above-referenced Amendment No. 1 to Registration Statement on Form S-3 filed on April 10, 2013 (the “First Amendment”), which amended the Company’s Registration Statement on Form S-3 filed on January 15, 2013 (the “Original Form S-3” and, as amended by the First Amendment, the “Amended S-3”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 2 to the Original Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2013 (the “Second Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Second Amendment.

1.
We note your response to our prior comment 2; however; we are unable to locate any EDGAR filing supporting your assertion that you completed a public sale of your common stock prior to December 8, 2011. As such, it appears that you are an emerging growth company. Please revise your disclosure as requested in our prior comment or advise.

Company Response: The Company has revised the Second Amendment, as requested in the Commission’s prior comment 2, to disclose that the Company is an emerging growth company. As such, we have added disclosure on the prospectus cover page and in the section titled “About MagneGas Corporation” regarding our status as an emerging growth company, how we may lose such status and various exemptions allowed to us due to that status. Additionally, we have added a Risk Factor entitled “We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors” to disclose the risks associated with our status as an emerging growth company.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

MagneGas Corporation

By:	/s/ Ermanno Santilli
Ermanno Santilli
Chief Executive Officer